UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: March 5, 2007                        /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                               Court of Appeal File No. CA034280



                                 COURT OF APPEAL


                   ON APPEAL FROM THE ORDER OF KOENIGSBERG J.
        OF THE SUPREME COURT OF BRITISH COLUMBIA PRONOUNCED 14 JULY 2006


BETWEEN:

             MINERA AQUILINE ARGENTINA SA

                                                                     RESPONDENT

                                                                     (PLAINTIFF)

AND:

             IMA EXPLORATION INC. and
             INVERSIONES MINERAS ARGENTINAS S.A.

                                                                     APPELLANTS

                                                                    (DEFENDANTS)



================================================================================

             APPELLANTS' REPLY AND FACTUM IN ANSWER TO CROSS-APPEAL

================================================================================



COUNSEL FOR THE APPELLANTS,
IMA EXPLORATION INC. AND                      COUNSEL FOR THE RESPONDENT,
INVERSIONES MINERAS ARGENTINAS S.A.:          MINERA AQUILINE ARGENTINA SA:


Leonard T. Doust, Q.C.                        Irwin G. Nathanson, Q.C.
Warren B. Milman                              Stephen R. Schachter, Q.C.
Michael A. Feder                              James MacInnis
McCarthy Tetrault LLP                         Nathanson Schachter & Thompson LLP
Barristers & Solicitors                       Barristers & Solicitors
Suite 1300, 777 Dunsmuir Street               Suite 750, 900 Howe Street
Vancouver, B.C.  V7Y 1K2                      Vancouver, B.C.  V6Z 2M4

                                      INDEX

REPLY

    A.  Overview...............................................................1

    B.  Minera's statement of facts is inaccurate..............................1

    C.  The trial judge's factual errors were critical to her rejection of IMA and Inversiones' theory, and thus her decision
        regarding liability....................................................9
          I.   IMA and Inversiones' theory was not only plausible,
               but also well supported by the evidence........................10
          II.  IMA and Inversiones put their theory to each of
               Minera's witnesses.............................................12
          III. The trial judge's factual errors went to the heart of IMA and Inversiones' theory, and hence the outcome at trial........14

    D.  Minera, like the trial judge, fails to advance a coherent interpretation of the confidentiality agreement.......................15

    E.  Minera did not suffer the detriment necessary for IMA to have breached a common law duty of confidence..............................16

    F. Minera has failed to justify the trial judge's order respecting Argentina's natural resources in light of considerations of comity, order and fairness............................................17

    G.  Minera has not identified any basis to justify the trial judge's imposition of a proprietary remedy............................18


FACTUM ON CROSS-APPEAL

PART 1 - STATEMENT OF FACTS...................................................19

PART 2 - ISSUES ON APPEAL.....................................................20

PART 3 - ARGUMENT.............................................................20

PART 4 - NATURE OF ORDER SOUGHT...............................................20

                                      REPLY

A.       OVERVIEW

1. This appeal concerns the fundamental fairness of the trial below. The trial judge made palpable and overriding errors in her evaluation of the evidence that prevented her from properly assessing the two competing theories that were before her on the question of liability. In the absence of such an assessment, IMA and Inversiones justifiably complain that they were never properly heard.

2. In response to this complaint, Minera does not deny that the trial judge made errors. She obviously did. Instead, Minera contends that the errors she made must have been inconsequential, since the trial was not really a contest between two competing theories, but rather no contest at all. According to Minera, liability was a foregone conclusion because IMA and Inversiones had no real theory, or too many theories, or a theory that was bound to fail.

3. Minera's response to IMA and Inversiones' complaint is specious. IMA and Inversiones advanced a coherent, competing theory at trial. The theory was supported by the evidence. Had the theory been accepted, Minera's claim would have been dismissed. Liability was an open question.

4. In those circumstances, a fair trial would have involved proper consideration of the essential evidence supporting the respective theories of BOTH sides. That did not occur in this case because the trial judge misapprehended or overlooked the most important evidence supporting IMA and Inversiones' theory. These palpable and overriding errors were compounded by, and fed into, a misinterpretation of the Confidentiality Agreement, an erroneous finding that IMA had breached a common law duty of confidence and, ultimately, the granting of an inappropriate remedy.

B.       MINERA'S STATEMENT OF FACTS IS INACCURATE.

5. Minera accuses IMA and Inversiones of having failed to state the facts "fairly",(1) but does not point to any specific inaccuracies or deficiencies in IMA and Inversiones' recitation of the facts. By contrast, Minera's statement of facts is inaccurate and deficient in several specific respects, as set out below.

6. Contrary to paragraph 2 of the Respondent's Factum, the geologists involved in the transfer of the BLEG A Data did NOT agree "that technical data
.... is not to be shared with anyone outside the company except on a confidential basis". Lhotka testified that he would release technical information on whatever terms his employer specified.(2) Patterson testified, likewise, that he followed

---------------------------------------

(1)   Respondent's Factum, para. 1.
(2)   Lhotka: Transcript, Vol. 4, 557:9-558:5.

his employer's lead regarding the treatment of technical information.(3) Cuburu stated that he treated Minera's technical information as confidential,(4) but had no experience, outside of the events leading to the present case, with SHARING technical information, whether on a confidential basis or otherwise.(5)

7. With respect to paragraph 4 of the Respondent's Factum, regional exploration can indeed reveal resources near an identified resource, and the proximity of nearby resources may well be of interest to prospective purchasers of the identified resource insofar as there may be potential synergies. However, this does not mean that information that might reveal additional resources is information "in relation to" or "concerning" the identified resource (or the mineral claims in respect of it) within the meaning of the Confidentiality Agreement. By way of analogy, information about the availability and cost of exploration financing may well be of interest to the prospective purchaser of an identified resource, but it would be misleading to suggest that such information is "in relation to" or "concerning" the identified resource. Similarly, information about the frequency of commercial flights to the region surrounding an identified resource may be of critical importance to a prospective purchaser of that resource (particularly a foreign one), but it cannot be said to be "in relation to" or "concerning" the resource.

8. Furthermore, even if the potential for synergies through the discovery of nearby resources could be said to make otherwise extraneous information about an identified resource relate to or concern it, such potential was extremely limited in the context of the Calcatreu Project due to the minimal value of the existing resource. Richard Sillitoe - Minera's "world renowned expert"(6) - testified as follows:

         Q: Now, when you talk about - in the first full paragraph, you talk about high-value gold and silver properties. In those cases, additional resources many tens of kilometres away may add value. And I think you've usefully clarified this, but the utility of another resource elsewhere depends upon the grade of the two bodies; correct? The two deposits?

         A: It does. Obviously if you were going to build your processing facility at one of those, then the grade in the second one, the ore, has got to be superior, or some other parameter of the ore has to be superior. In other words, perhaps it's - the recovery is better, but by and large the simple way to say it is the grade is going to have be a little bit better.

         Q: Well, forgetting relative terms, it's got to be high enough to at least match the trucking cost?

         A:       Correct.

         Q: Okay. And it has to be obviously processed so it equals and nets out after the processing costs involved?

---------------------------------------

(3)   Patterson: Transcript, Vol. 3, 447:8-447:33.
(4)   Cuburu: Transcript, Vol. 2, 241:44-241:46.
(5)   Cuburu: Transcript, Vol. 2, 241:40-241:43.
(6)   Respondent's Factum, para. 4.

         A:       Correct.

         Q: Okay. And in that paragraph you talk about a high-value gold and silver property. YOU WOULD NOT, I SUGGEST, REFER TO CALCATREU AS A HIGH-VALUE GOLD AND SILVER PROPERTY.

         A: NO, I WOULDN'T. I THINK YOU COULD TRUCK CALCATREU MATERIAL A FEW KILOMETRES, BUT THAT'S NOT THE SORT OF MATERIAL YOU'RE GOING TO BE TRUCKING 100 KILOMETRES.(7)

9. Contrary to paragraph 12 of the Respondent's Factum, Newmont did NOT decide to divest itself of "its Argentine interests" following the Santiago meeting. In Harvey's words, it decided to "terminate the regional exploration program" underway in Argentina (I.E., Project Generation) and to "sell the assets of the project known as Calcatreu".(8) Other Argentine assets, such as the BLEG A Data resulting from Project Generation, were not offered for sale, despite Newmont's withdrawal from the country. This evidence confirms that Newmont attributed no value to those assets.

10. In reply to paragraph 14 of the Respondent's Factum, while Harvey may initially have thought that the BLEG A Data might be available to prospective purchasers of the Calcatreu Project (as well as covered by the Confidentiality Agreement), Harvey agreed in cross-examination that he had reviewed the Information Brochure, which was provided to prospective purchasers, and that it made no reference whatsoever to the BLEG A Data.(9) If Harvey truly thought that the BLEG A Data would be available to all prospective purchasers, and covered by the Confidentiality Agreement, the request by IMA for the BLEG A Data would have provoked a direction by Harvey to make it available not only to IMA BUT ALSO TO OTHER PROSPECTIVE PURCHASERS OF THE CALCATREU PROJECT. There is no evidence whatsoever that this direction was ever given, and the fact is that no other prospective purchasers ever asked for or received the BLEG A Data.(10)

 11. In addition, any belief by Harvey that the BLEG A Data might be available to prospective purchasers and covered by the Confidentiality Agreement is inexplicably at odds with his evidence as to the "area of interest" provision he would expect in a confidentiality agreement that contemplated a data set having the BLEG A Data's geographical coverage. Such an agreement would, according to Harvey, have specified a staking limit far larger than the two kilometre limit stipulated in the Confidentiality Agreement.(11) It is also inexplicably at odds with the Information Brochure referring only to a subset of even the BLEG B Data, which subset was selected for its immediate proximity to

---------------------------------------

(7)   Sillitoe: Transcript, Vol. 2, 169:41-170:24.
(8)   Harvey: Transcript, Vol. 3,
      373:17-373:26.
(9)   Harvey: Transcript, Vol. 3, 394:17-394:41.
(10) Cuburu: Transcript, Vol. 2, 293:11-293:15. Also, Cuburu and Crespo's "contact tracker" spreadsheet, which notes Harvey's interest in IMA's properties in Peru, records only IMA as having been given "free access" to information (Exhibit 12, Tab 5).
(11)  Harvey: Transcript, Vol. 3, 401:5-402:5.

the Calcatreu Project.(12) Since the BLEG B Data made available to prospective purchasers of the Calcatreu Project had been edited to include samples only in the immediate vicinity of the Calcatreu Project, it would have been unthinkable that the BLEG A Data, COVERING AN AREA SOME SIXTEEN TIMES LARGER THAN THE CALCATREU PROJECT, was relevant and available.

12. Elsewhere in its argument,(13) Minera relies on Harvey's testimony that he assumed that Newmont's sale of the Calcatreu Project would be effected through a sale of Minera rather than the property itself. This testimony is utterly irreconcilable with the format of the Confidentiality Agreement, which was made between Minera - not Newmont - and prospective purchasers. If what was ultimately intended to be sold was the shares of Minera, the Confidentiality Agreement would logically be with the owner of those shares (I.E., Newmont) - not with the company that was the very subject of the sale. Harvey's testimony is also irreconcilable with the Information Brochure, which gives absolutely no information on Minera.

13. In reply to paragraph 16 of the Respondent's Factum, although the BLEG B Data discussed in the Information Brochure did extend a modest distance outside of the Calcatreu Project, its purview was still within the "immediate area" of the Calcatreu Project.(14) Certainly there was no suggestion in the Information Brochure that data generated from samples taken up to 100 kilometres away from the Calcatreu Project - I.E., the BLEG A Data - might concern the Calcatreu Project.

14. Contrary to paragraph 19 of the Respondent's Factum, Crespo did NOT give Cuburu permission to provide prospective purchasers of the Calcatreu Project with merely "raw data which had been summarized in the [Information Brochure]". The scope of the authorization provided by Crespo was much larger than that. Crespo testified that he authorized Cuburu to release not only "unprocessed data that had been used for the preparation of [the Information Brochure]", but also "other ... unprocessed information that might be of use" to prospective purchasers of the Calcatreu Project.(15) It is against this backdrop of comprehensive authorization to release information even POTENTIALLY useful to prospective purchasers of the Calcatreu Project that Cuburu's decision to seek further and specific permission from Crespo to release the BLEG A Data to IMA must be assessed.

15. In further reply to paragraph 19, no other prospective purchaser of the Calcatreu Project EVER asked for or received the BLEG A Data.(16)

---------------------------------------

(12)  Cuburu: Transcript, Vol. 2, 288:35-288:46 and 297:27-298:3.  Trial Exhibit
      23, Map 14.
(13)  Respondent's Factum, para. 53(c).
(14)  Cuburu: Transcript, Vol. 2, 288:35-288:46.
(15)  Crespo: Transcript, Vol. 2, 183:35-184:2.
(16)  Cuburu: Transcript, Vol. 2, 293:11-293:23 and 294:10-294:32.

16. Paragraph 21 of the Respondent's Factum is potentially misleading. Lhotka and Patterson thought they might receive information relating specifically to areas previously forming part of the Calcatreu Project but since relinquished.(17) There is no evidence that either had any expectation of receiving information relating generally to areas outside of the Calcatreu Project.

17. In reply to paragraph 22 of the Respondent's Factum, prior to IMA's first site visit to the Calcatreu Project, Lhotka indeed advised his colleagues and considered that everything they saw or received was to be treated as confidential. This evidence must, however, be assessed in light of Lhotka's expectations as to what they were going to see and receive. Lhotka testified that he "expected to see confidential information PERTAINING TO THE CALCATREU PROJECT".(18) Lhotka did NOT expect to see information in the nature of the BLEG A Data; his evidence was that he was "surprised" to see on display in Cuburu's office the satellite map depicting the locations of the samples used to generate the BLEG A Data, given the considerable distance (up to 100 kilometres) of those samples from the mineral claims for sale.(19)

18. In any event, there was (and is) no controversy that the BLEG A Data was confidential. The controversial question was whether, given the terms on which Minera imparted the BLEG A Data, IMA was entitled to use it as it did.

19. Contrary to paragraph 23 of the Respondent's Factum, the satellite map on display in Cuburu's office did NOT show "only sample locations" for the BLEG A Data and BLEG B Data. The map also depicted some results.(20)

20. Paragraph 25 of the Respondent's Factum does not accurately or thoroughly describe the steps leading up to Cuburu's release of the BLEG A Data to Lhotka. To reiterate, Lhotka asked Cuburu during IMA's first site visit to the Calcatreu Project whether the BLEG A Data was available.(21) Cuburu responded that he would have to consult Crespo,(22) despite his standing authorization to release any information potentially useful to prospective purchasers of the Calcatreu Project.(23) Cuburu testified that he decided to consult Crespo because Lhotka's request for the BLEG A Data was "very atypical"

---------------------------------------

(17)  Trial  Exhibit  1,  Tabs  216  and  219.  Lhotka:   Transcript,   Vol.  4,
      563:31-564:21
(18)  Lhotka: Transcript, Vol. 4, 563:25-563:30 (emphasis added).
(19)  Lhotka: Transcript, Vol. 4, 507:28-507:39.
(20)  Trial Judgment, para. 51. Trial Exhibit 1, Tab 11.
(21)  Cuburu: Transcript, Vol. 2, 301:42-301:46.
(22) Cuburu: Transcript, Vol. 2, 246:8-246:11 and 301:47-302:2. Trial Judgment, para. 53.
(23)  INFRA, para. 13.

in the sense that it was not "in regards to the Calcatreu project".(24) As Minera concedes elsewhere in its factum, this meant in Cuburu's mind that "an authorization had not yet been obtained to provide the BLEG A data".(25)

21. Cuburu testified that he had two conversations with Crespo regarding Lhotka's request.(26) During the first conversation, Crespo told Cuburu that he would consult Harvey concerning the request.(27) During the second conversation, a week later,(28) Crespo told Cuburu that: (a) Harvey had recommended that IMA be provided with free access to whatever information it wanted;(29) and (b) Harvey wished to foster a good relationship with IMA in light of Newmont's interest in IMA's properties in Peru.(30) Crespo concluded the conversation by discussing the prospect of IMA submitting a bid for the Calcatreu Project based on "the ORIGINAL available data".(31)

22. Based on his conversation with Crespo, Cuburu said he wrote in the "contact tracker" spreadsheet that Crespo had approved "free access [to] information" by IMA and that "IMA had some properties in Peru that Newmont (from Bruce Harvey) showed interest".(32) Crespo claimed to have authored the same notes.(33)

23. Crespo could not recall whether Cuburu had asked him for authorization to release the BLEG A Data to IMA, nor whether he had given such authorization, though he did not deny that these things had occurred.(34) Crespo agreed that he had probably told "Cuburu that Newmont was interested in IMA's properties in Peru".(35) For his part, Harvey could not "specifically remember" any conversations with Crespo concerning his interest in IMA's properties in Peru, but agreed that such conversations might well have occurred.(36)

24. In reply to paragraph 26 of the Respondent's Factum, there is no evidence that Lhotka understood the geographical scope or extent of the aeromagnetic information that he requested of Cuburu. There is also no evidence

---------------------------------------

(24)  Cuburu: Transcript, Vol. 2, 302:3-302:11.
(25)  Respondent's Factum, para. 76.
(26)  Cuburu: Transcript, Vol. 2, 302:12-302:16.
(27)  Cuburu: Transcript, Vol. 2, 247:45-248:11 and
(28)  Cuburu: Transcript, Vol. 2, 304:41-304:44.
(29)  Cuburu: Transcript, Vol. 2, 248:12-248:21, 304:22-304:40 and 304:45-305:2.
(30) Cuburu: Transcript, Vol. 2, 248:22-248:29.
(31)  Cuburu: Transcript, Vol. 2, 248:25-248:29 (emphasis added).
(32)  Trial Exhibit 12, Tab 5. Cuburu: Transcript, Vol. 2, 309:32-311:22.
(33)  Crespo: Transcript, Vol. 2, 221:41-222:1, 223:15-223:24 and 225:22-225:24
(34)  Crespo: Transcript, Vol. 2, 201:5-201:32 and 202:2-202:8.
(35)  Crespo: Transcript, Vol. 2, 206:12-206:24.
(36)  Harvey: Transcript, Vol. 3, 392:28-392:36.

that Lhotka was ever provided with that information. Indeed, the evidence suggests that Cuburu did NOT provide it to Lhotka.(37)

25. Contrary to paragraph 29 of the Respondent's Factum, Lhotka did NOT testify that "he and Patterson left Cuburu with the impression [at the end of the second site visit] that there was a reasonable chance IMA would be making a bid for Calcatreu".(38) In the portion of the transcript cited by Minera, Lhotka testified that any interest expressed by IMA in the Calcatreu Project was real rather than feigned, but did not say IMA had expressed interest in the Calcatreu Project at the end of the second site visit, or at any other time in particular.(39) In any event, it is clear from Cuburu's evidence that HE came to understand during IMA's second site visit that Vein 49 - "the most valuable resource that had been identified on the Calcatreu project"(40) - did not meet IMA's expectations.(41)

26. In reply to paragraph 30 of the Respondent's Factum, Patterson indeed testified that neither he nor Lhotka specifically advised Cuburu that IMA's request for the BLEG A Data did not relate to their Calcatreu Project due diligence. But Patterson also testified that he considered it "fairly evident" that the BLEG A Data "would not be useful for the evaluation of [the Calcatreu Project]".(42) The fact is that there was NO DISCUSSION AT ALL, BY ANY OF THE PARTIES, about how IMA might use the BLEG A Data, or any restrictions on that use.(43)

27. In reply to paragraph 31 of the Respondent's Factum, Cuburu did NOT testify that he thought "Lhotka was asking for the BLEG A Data to assist in IMA `... making a better decision and preparing a better report" and `... in order to specify a concrete bid for the project'". He testified instead, in very vague terms, that "any" data whatsoever might assist a "consultant geologist" with those things.(44) With respect specifically to Lhotka's request for the BLEG A Data, Cuburu's evidence was that he considered the request "very atypical" in the sense that it was not "in regards to the Calcatreu project".(45)

28. Cuburu's evidence that BLEG A Data did not relate to the Calcatreu Project is consistent with his discovery answer, adopted by him in cross-examination, distinguishing between the Calcatreu Project information and the Project Generation information to which he gave IMA access.(46) It is also

---------------------------------------

(37)  Trial Exhibit 1, Tab 265.
(38)  Respondent's Factum, para. 29.
(39)  Lhotka: Transcript, Vol. 4, 575:26-576:6.
(40)  Cuburu: Transcript, Vol. 2, 306:30-306:32.
(41)  Cuburu: Transcript, Vol. 2, 306:26-308:6.
(42)  Patterson: Transcript, Vol. 5, 720:36-721:8.
(43)  Cuburu: Transcript, Vol. 2, 252:7-252:17 and 306:15-306:20.
(44)  Cuburu: Transcript, Vol. 2, 259:1-259:9.
(45)  Cuburu: Transcript, Vol. 2, 302:3-302:11.
(46)  Cuburu: Transcript, Vol. 2, 312:12-313:11.

consistent with Worland's 30 July 2002 report on Project Generation and the BLEG A Data, with which Cuburu was copied. The report contains no suggestion that the BLEG A Data concerns the Calcatreu Project. It mentions the Calcatreu Project only twice: first, in describing the area covered by the BLEG A Data ("the northern part of Chubut Province, directly south of Ingeniero Jacobacci and the Calcatreu Project") and, second, in comparing the lacklustre results obtained to those found in "orientation" (I.E., calibration) samples taken at the Calcatreu Project.(47) Earlier reports on Project Generation, with which Cuburu was also copied, similarly make no suggestion that the BLEG A Data was somehow related to the Calcatreu Project.(48)

29. In further reply to paragraph 31 of the Respondent's Factum, Lhotka did NOT agree on discovery "that he assumed that the BLEG A data was given to him for the purpose of his evaluation of the Calcatreu Project". The full question and answer was as follows:

         Q: All right, so when [Cuburu] gave you the diskette [containing the BLEG A Data] did you assume he was giving you information for the purpose of your evaluation?

         A:       Yes Sir.(49)

This evidence leaves as an entirely open question whether Lhotka thought the BLEG A Data had been given to him for evaluation at large, or evaluation with respect to the Calcatreu Project exclusively. Moreover, Lhotka did not know at the time Cuburu transferred the BLEG A Data precisely what he had received;(50) Lhotka did not examine the BLEG A Data until several weeks later.(51)

30. In reply to paragraph 34 of the Respondent's Factum, Lhotka's 20 November 2002 e-mail to Patterson does not make clear which "BLEG database" was under discussion. Lhotka still had not examined the BLEG A Data, and may have been referring to the BLEG A Data, to the BLEG B Data or to both. Assuming for the sake of argument that Lhotka was referring exclusively to the BLEG A Data, there is, to reiterate, no controversy that the BLEG A Data was confidential; Lhotka's belief in that regard was correct. As for any belief by Lhotka that IMA's use of the BLEG A Data MIGHT be restricted by the Confidentiality Agreement, that belief would have no bearing on the legal question of whether it actually was.

31. Paragraph 49 of the Respondent's Factum is misleading. In November 2003 (NOt October 2003), Grosso travelled to South America to meet with Harvey (NOT Crespo) and others. The meeting had two parts. During the first part of the meeting, Grosso outlined IMA's extensive history of exploration in Argentina.

---------------------------------------

(47)  Trial Exhibit 1, Tab 164.
(48)  Trial Exhibit 1, Tabs 9 and 15.
(49)  Lhotka: Transcript, Vol. 4, 619:16-619:35.
(50)  Lhotka: Transcript, Vol. 4, 577:4-577:34.
(51)  Lhotka: Transcript, Vol. 4, 528:32-528:36.

During the second part, Grosso discussed how the BLEG A Data "could be purchased on the street". When Grosso sought to understand Newmont's position regarding the dispute between IMA and Minera, Harvey referred Grosso to Crespo.(52) Subsequently, Grosso spoke BY PHONE with Crespo.(53) There is a conflict in the evidence, unresolved by the trial judge, as to what was said. Grosso testified that he told Crespo that IMA "could have" discovered the Navidad Project's silver resource without using the BLEG A Data.(54) Crespo testified that Grosso told him that IMA HAD discovered the Navidad Project's silver resource without using the BLEG A Data.(55) Grosso specifically denied having told Crespo that.(56)

32. In general reply to paragraphs 40 through 49 of the Respondent's Factum, IMA's conduct following the staking of the Navidad Project is of little or no relevance to the issues in this case, and should be viewed with considerable circumspection. There are a host of available explanations for, and inferences to be drawn from, the conduct: for example, miscommunication and non-communication among IMA's employees; a desire to preserve a competitive advantage; and a desire to avoid embarrassing Newmont, which, according to Minera,(57) IMA believed had missed "an obvious target", and with which IMA had a good relationship.(58)

33. With respect to the repeated suggestions by Minera that IMA's conduct supports the inference that it viewed its use of the BLEG A Data as unlawful, this Court should bear in mind that the trial judge did not draw any such inference. This is unsurprising: Minera itself admits that IMA's conduct may, even in the worst case, indicate only "a concern" that its conduct was unlawful, or knowledge of a "risk" in that regard.(59) Furthermore, IMA's LAY VIEWS on the question of whether its use of the BLEG A Data was unlawful have no direct bearing on the answer to that LEGAL QUESTION.

C. THE TRIAL JUDGE'S FACTUAL ERRORS WERE CRITICAL TO HER REJECTION OF IMA AND INVERSIONES' THEORY, AND THUS HER DECISION REGARDING LIABILITY.

34. At trial, the issue of liability turned essentially on the circumstances in which Newmont, through Minera, provided IMA with the BLEG A Data. IMA and Inversiones pursued the theory that the BLEG A Data had been provided so that Newmont might garner goodwill with a view to participating in one or more of IMA's projects in Peru, in which projects Newmont was then expressing interest. The trial judge did not consider IMA and Inversiones' theory because of a series of palpable and overriding factual errors with


---------------------------------------

(52)  Harvey: Transcript, Vol. 3, 375:26-376:20 and 376:30-376:42.
(53) Grosso: Transcript, Vol. 1, 70:25-70:33. Crespo: Transcript, Vol. 2, 189:14-189:31.
(54)  Grosso: Transcript, Vol. 1, 70:34-71:18 and 72:40-73:3.
(55)  Crespo: Transcript, Vol. 2, 189:32-190:7.
(56)  Grosso: Transcript, Vol. 1, 71:19-71:24.
(57)  Respondent's Factum, para. 36.
(58)  Trial Judgment, para. 106.

respect to (1) Newmont's interest in IMA's Peruvian properties; (2) the value attached by Newmont to the BLEG A Data; and (3) the extent to which Newmont considered the BLEG A Data relevant to the Calcatreu Project. Each of these considerations was central to IMA and Inversiones' theory about Newmont's motive for releasing the BLEG A Data.

35. Minera concedes that the trial judge made errors with respect to the findings of fact about which IMA and Inversiones complain,(60) and in particular the finding that "by the time of the first site visit by IMA, Newmont had no interest in doing a deal with IMA in relation to its Peru properties".(61) But, says Minera, those erroneous findings should not trouble this Court. Minera's position rests essentially on three incorrect propositions:

         (a)      IMA and Inversiones' theory was "wholly implausible";(62)
         (b) IMA and Inversiones' theory was "pure speculation" that was "never put in cross-examination of any of [Minera's] witnesses";(63) and
         (c) the trial judge's factual errors have "no significance" and are "wholly inconsequential" to IMA and Inversiones' theory, and to the outcome at trial.(64)


36.      As set out below,  NONE of these  propositions  is correct.

I. IMA AND INVERSIONES' THEORY WAS NOT ONLY PLAUSIBLE, BUT ALSO WELL SUPPORTED BY THE EVIDENCE.

37. With respect to Minera's submission that it is "wholly implausible" that Newmont would seek to curry favour with IMA because Newmont was "the world's largest gold mining company" and IMA was a "junior mining company",(65) the facts speak for themselves. Harvey had a long-standing relationship with IMA's President and Chief Executive Officer, Grosso, and Newmont had a long-standing, active interest in IMA's properties in Argentina and Peru. At the time of the Calcatreu Project sales process, and the release of the BLEG A Data to IMA, IMA's Peruvian properties were located in what Harvey considered to be a "hot area".(66)

38. Cuburu's evidence, uncontradicted by Crespo or anyone else, was that Newmont's interest in IMA's Peruvian properties featured prominently in Crespo's direction to Cuburu to release the BLEG A Data to IMA and no one else. This was confirmed by the contemporaneous notes made in the "contact tracker" spreadsheet maintained by Cuburu and Crespo, further discussed below.

---------------------------------------

(59)  Respondent's Factum, paras. 40 and 99.
(60)  Respondent's Factum, paras. 63 and 69.
(61)  Trial Judgment, para. 105.
(62)  Respondent's Factum, para. 56.
(63)  Respondent's Factum, paras. 54, 57, 61 and 78.
(64)  Respondent's Factum, paras. 63 and 69.
(65)  Respondent's Factum, para. 56.
(66) Harvey: Transcript, Vol. 3, 392:7-392:27. Trial Exhibit 17, Tab 16. Appellants' Factum, paras. 65-67.

39. As for the BLEG A Data, it was, to Newmont, uninteresting and essentially valueless. Close analysis of it had not revealed any areas worthy of immediate staking, and had in fact contributed to Newmont's decision to pull out of Argentina entirely. Worland's 30 July 2002 report on the BLEG A Data is telling:

         AT THIS POINT THE BLEG A AND MULTIELEMENT DRAINAGE GEOCHEMISTRY RESULTS HAVE NOT IDENTIFIED ANY EXCEPTIONAL ANOMALIES REQUIRING TENEMENT POSITIONS TO BE ACQUIRED.

         ...

         At present THE DATASET CONTAINS ANOMALIES AT MUCH LOWER LEVELS THAN OTHER SOUTH AMERICAN PROJECT GENERATION DATASETS IN PERU AND CHILE. Similarly, though not directly as a result, THE CHUBUT PROVINCE SAMPLING DOES NOT SHOW ANY STAND-OUT ANOMALIES NOR ANY THAT COMPARE WITH ORIENTATION AT CALCATREU, though Calcatreu orientation sampling was open to enhancement following several wet seasons post-initial drill exploration of the mineralisation.(67)

40. Once Newmont withdrew from Argentina, any marginal exploration value that the BLEG A Data might have had would vanish altogether, given that the BLEG A Data pertained only to Argentina. In the circumstances, it is not only plausible, but also most probable, that Newmont decided to provide IMA with the BLEG A Data in order to gain some advantage from it, in the form of goodwill from IMA with respect to IMA's projects in Peru in which Newmont was then expressing interest.

41. In reply to paragraph 65 of the Respondent's Factum, and specifically Minera's assertion that the value of the BLEG A Data lies chiefly "in the fact that it confers a benefit on the owner who can choose to explore further in areas of identified interest", it need only be said that Newmont had specifically decided to withdraw from Argentina and not to "explore further" the areas of interest identified in the BLEG A Data. Put another way, there were no areas of interest covered by the BLEG A Data that Newmont considered to warrant further exploration. Accordingly, the BLEG A Data would not have had, from Newmont's perspective, any real value based on its exploration potential.

42. Minera suggests that Newmont's decision "not to proceed further" with the BLEG A Data was made "not because the data had no value, but because a corporate decision was reached to focus exploration" elsewhere.(68) What this suggestion masks is that Newmont's "corporate decision" to abandon the BLEG A Data and Project Generation was a direct result of Newmont's careful review of the BLEG A Data, and of Newmont's thorough lack of interest in what the BLEG A Data revealed.

---------------------------------------

(67)  Exhibit 1, Tab 164 (emphasis added).
(68)  Respondent's Factum, para. 64.

II.      IMA AND INVERSIONES PUT THEIR THEORY TO EACH OF MINERA'S WITNESSES.

43. Minera asserts that IMA and Inversiones "never" put their theory to "any of [Minera's] witnesses".(69) On this basis, Minera appears to suggest that the trial judge's rejection of IMA and Inversiones' theory on the basis of her factual errors is not a cause for concern.

44. The fact is that IMA and Inversiones' theory was supported directly by the testimony given by each of Cuburu, Crespo and Harvey. Furthermore, each of those witnesses was questioned about the theory to the extent feasible in light of his respective recollection (or lack thereof) as to the circumstances surrounding the release of the BLEG A Data.

45. The burden of Cuburu's evidence was that he considered the BLEG A Data not to relate to the Calcatreu Project and therefore sought special authorization from Crespo to release it to IMA.(70) He received such authorization from Crespo, who advised him that "Harvey showed interest in establishing a good relationship with IMA in view that Newmont was showing interest in properties from this company in Peru".(71)

46. Crespo was asked about this conversation, and could not remember saying the things attributed to him by Cuburu. However, he did not deny that he had said those things, and conceded that it was in fact probable that he had told Cuburu that Newmont was interested in IMA's properties in Peru. (72) Given Crespo's professed inability to recollect at all having authorized Cuburu to release the BLEG A Data, it was unnecessary, and would have been illogical, to ask him about his reasons for granting that authorization.

47. Harvey was questioned about, and testified as to, his interest in IMA's Peruvian properties.(73) He was also asked whether he remembered discussing that interest with Crespo. He said he could not specifically remember any conversations in that vein, but did not deny that they had occurred.(74) In light of Harvey's inability to recollect any conversation with Crespo during which he had told Crespo about his interest in IMA's properties in Peru, it would have been futile to question Harvey about whether he remembered a conversation in which he told Crespo about that interest, and to release the BLEG A Data on the basis of it.

48. Cuburu, Crespo and Harvey's evidence - all of which was misapprehended or overlooked by the trial judge - was not the only, or perhaps even the best, support for IMA and Inversiones' theory. IMA and Inversiones relied heavily on the documentary evidence generated contemporaneously with the release of the

---------------------------------------

(69)  Respondent's Factum, paras. 54 and 78
(70)  Cuburu: Transcript, Vol. 2, 302:3-302:11.
(71)  Cuburu: Transcript, Vol. 2, 248:12-248:29.
(72)  Crespo: Transcript, Vol. 2, 201:5-201:32 and 202:2-202:8.
(73)  Harvey: Transcript, Vol. 3, 377:4-377:23 and 391:9-392:11.
(74)  Harvey: Transcript, Vol. 3, 392:28-392:36.

BLEG A Data to IMA, namely the "contact tracker" spreadsheet in which Cuburu and Crespo made notes about the prospective purchasers of the Calcatreu Project and their site visits. This contemporaneously generated documentary evidence was not even mentioned by the trial judge, despite the fact that it was inherently far more reliable than the witnesses, whom the trial judge recognized to be "retrieving and reconstructing memory through the lens of contested litigation".(75) See, in contrast, CHUDY V. MERCHANT LAW GROUP:(76)

         It is obvious from the chronology of background facts to these disputes that the various witnesses were required to testify about events that had occurred between four and ten years ago. It is not surprising in those circumstances that those witnesses would not have an accurate recall of the dates upon which some of the more important events occurred. It is also not surprising and perhaps inevitable, with the passage of time and the hardening of positions as this litigation progressed, that the witnesses came to rely at least to some extent upon reconstruction to accord with their positions advanced in this litigation.

         In circumstances such as those, documents which were created or exchanged at the time events occurred will generally offer far more reliable evidence of what transpired than will any present reconstruction, especially when a witness is interested in the result or seeks to rationalize or explain away inconsistencies between the documentary evidence and their own present self-interest. See: FARYNA
         V. CHORNEY (1951), 4 W.W.R. 171 (B.C.C.A.).

49. The "contact tracker" spreadsheet records, in relation to IMA, that Crespo approved "free access [to] information" and that "IMA had some properties in Peru that Newmont from Bruce Harvey showed interest".(77) Cuburu and Crespo were both questioned about these notes, and both claimed to have authored them.(78) Minera tenders absolutely no explanation for their existence, or for Cuburu and Crespo's professed ownership of them. Instead, Minera asserts, emptily, that no evidence whatsoever supported the Peru theory and that IMA and Inversiones did not adequately question the witnesses about it.(79)

50. In any event, "there is no rule of evidence that ... bars argument on the basis" that a party "has failed to cross-examine a witness for the other side".(80) "[T]he effect to be given to the absence or brevity of cross-examination depends upon the circumstances of each case" and is "a matter of weight to be decided by the tribunal of fact".(81) The extent to which IMA and Inversiones' theory was put to the witnesses would have been a matter for the trial judge to consider and weigh, HAD SHE NOT ALREADY REJECTED IMA AND INVERSIONES' THEORY BASED ON PALPABLE AND OVERRIDING ERRORS OF FACT. Minera cannot ask this Court to overlook the trial judge's erroneous findings of fact

---------------------------------------

(75)  Trial Judgment, para. 126-27.
(76)  2007 BCSC 279, at paras. 56-57.
(77)  Trial Exhibit 12, Tab 5.
(78) Cuburu: Transcript, Vol. 2, 309:32-311:22. Crespo: Transcript, Vol. 2, 221:41-222:1 and 223:15-225:24.
(79)  Respondent's Factum, para. 57.
(80) CANADIAN IMPERIAL BANK OF COMMERCE V. BARLEY MOW INN INC., [1994] B.C.J. No. 3037 (S.C.) (QL), at para. 23.
(81) R. V. PALMER, [1980] 1 S.C.R. 759, at pp. 781-82, quoting with approval McFarlane J.A.'s decision in the court below.

based essentially on how it believes the trial judge would have weighed the evidence, had she appreciated it. If there is ANY prospect that the trial judge might have accepted IMA and Inversiones' theory had she properly appreciated the evidence in support of it, any perceived shortcomings in cross-examination regarding that theory are irrelevant.

III. THE TRIAL JUDGE'S FACTUAL ERRORS WENT TO THE HEART OF IMA AND INVERSIONES' THEORY, AND HENCE THE OUTCOME AT TRIAL.

51. In response to IMA and Inversiones' argument that the trial judge rejected their theory on the basis of admitted errors, Minera twice attempts to downplay the significance of those errors. In the first instance, Minera does so by asking this Court to accept that the trial judge never actually found that Newmont had no interest in IMA's Peruvian properties. According to Minera, her finding that "by the time of the first site visit by IMA, Newmont had no interest in doing a deal with IMA in relation to its Peru properties" refers to "the IMA joint venture proposal which was rejected by Newmont by October 8, 2002".(82)

52. Minera's proposed reading of the trial judge's finding is wrong. The context of the trial judge's finding makes obvious that it was intended to respond to IMA and Inversiones' theory that Newmont released the BLEG A Data to IMA without restriction in order to garner goodwill with a view to participating in one or more of IMA's properties in Peru (and in particular the factual premise of that theory that Newmont was interested in those properties). The trial judge stated as follows:

         The defendants argued that Newmont waived any restriction on its use by IMA because Newmont wished to maintain good relations with IMA and intended to perhaps do a deal with IMA involving properties of IMA's in Peru, which was one of the countries Newmont was moving into as it left Argentina.

         Both of the principals of Newmont gave evidence on these points. Their evidence was consistent that by the time of the first site visit by IMA, Newmont had no interest in doing a deal with IMA in relation to its Peru properties.

53. In other words, Minera's reading of the trial judge's finding blatantly ignores the context in which it was made.

54. Furthermore, even if Minera's reading of the trial judge's finding were correct, it would mean that the trial judge identified, but never considered or responded to, a critical component of IMA and Inversiones' theory. IMA and Inversiones' theory was NOT premised on an interest by Newmont in IMA's Calcatreu Project joint venture proposal; that particular proposal was off the table long before the BLEG A Data was released to IMA, as Minera itself concedes. IMA and Inversiones' theory rested on the proposition that Newmont was

---------------------------------------

(82)  Respondent's Factum, para. 59.

interested in IMA's Peruvian properties generally. If the trial judge rejected that proposition based on Newmont's dismissal of IMA's Calcatreu Project joint venture proposal, the trial judge's error is indeed different than that identified by IMA and Inversiones, but no less significant.

55. Minera adopts a similar approach with respect to the trial judge's erroneous treatment of the evidence that Cuburu considered it not to matter that he was releasing to IMA OTHER Argentine regional exploration data unrelated to the Calcatreu Project. Minera again concedes that the trial judge erred, but suggests that her error was in failing "to add the word `data' after `rock samples' in the passage found at para. 132 of the reasons".(83) Again, Minera's attempt to minimize the significance of the trial judge's erroneous findings fails, for two reasons.

56. First, Minera's proposed amendment to the trial judge's finding - a strange suggestion in and of itself - does not fix the problem it is supposed to solve. As amended, the finding would read:

         Mr. Lhotka recalled that during the office part of the visit ... Mr. Cuburu showed him some rock samples DATA from outside the "project". Mr. Lhotka testified that he shouldn't be showing those rock samples DATA because they weren't relevant to the Calcatreu review.

57. Such a finding would STILL mischaracterize Lhotka's evidence. Lhotka testified that he warned Cuburu about him SUPPLYING rock sample data unrelated to the Calcatreu Project, not about him SHOWING rock sample data.(84)

58. Second, Minera's purported solution fails to address the trial judge's subsequent erroneous statement that there was "some confusion" as to whether Lhotka, in recalling that he was freely shown data unrelated to the Calcatreu Project, was in fact recalling seeing physical rock samples. Only Lhotka gave evidence that Cuburu had provided him with rock sample data unrelated to the Calcatreu Project; the question was never put to Cuburu, so there was no evidence from him capable of giving rise to "confusion".(85)

D.       MINERA,   LIKE  THE  TRIAL   JUDGE,   FAILS  TO   ADVANCE  A   COHERENT
         INTERPRETATION OF THE CONFIDENTIALITY AGREEMENT.

59. Minera seeks to uphold the trial judge's erroneous conclusion that IMA's use of the BLEG A Data was restricted by the Confidentiality Agreement because it was "Confidential Information" within the meaning of the agreement. To that end, Minera asserts that the trial judge's conclusion that the BLEG A Data was "Confidential Information" did not "turn on an interpretation of the meaning of the 'Project' in the agreement, and [that] she made no express

---------------------------------------

(83)  Respondent's Factum, para. 69.
(84)  Appellants' Factum, paras. 76-84.
(85)  ID.

conclusions about that language". Instead, says Minera, "[h]er conclusion turned
.... on the words 'relating to' and `concerning'" and their "broad meaning".(86)

60.      IMA and Inversiones offer two responses to Minera's submissions.

61. First, Minera's position is contradicted BY ITS OWN ARGUMENT. At paragraph 93 of the Respondent's Factum, Minera states that the trial judge
"accepted ... that `Project' is not solely defined by reference to the description of the mining claims in Exhibit A but also to a possible transaction that IMA might enter into concerning the Calcatreu Project". That statement amounts to a concession that the trial judge DID in fact determine the meaning of the "Project" to include a possible transaction concerning the Calcatreu Project, which was an error.

62. Second, and in the alternative, if Minera has accurately described the analytical foundation for the trial judge's conclusion that the BLEG A Data was "Confidential Information", it has also highlighted the fundamental errors in that foundation. "Confidential Information" is defined by the Confidentiality Agreement with integral reference to the "Project". Information is "Confidential Information" insofar as it (1) "concern[s] the Project" AND (2) is provided by Newmont to IMA "[i]n connection with [IMA's] review of the Project". If, without ever having settled on what the "Project" meant, the trial judge decided that the BLEG A Data related to or concerned the "Project", and was therefore "Confidential Information", her error would be obvious and elementary.

63. In specific reply to the suggestion by Minera that the defined term "Project" should be read in different senses throughout the Confidentiality Agreement,(87) IMA and Inversiones observe that such a construction defies a fundamental premise of the Supreme Court of Canada's recent decision in ROYAL BANK OF CANADA V. STATE FARM FIRE AND CASUALTY CO.:(88) an expression in an agreement should be read as bearing a consistent meaning throughout it.

E. MINERA DID NOT SUFFER THE DETRIMENT NECESSARY FOR IMA TO HAVE BREACHED A COMMON LAW DUTY OF CONFIDENCE.

64. Minera concedes that a breach of confidence claim cannot succeed unless confidential information is used in an unauthorized manner to the detriment of the confider. If IMA's use of the BLEG A Data to stake the Navidad Project was unauthorized, Minera claims to have suffered detriment from that use because Minera "renewed its interest in regional exploration as soon as it came under control" of Aquiline, and because IMA's actions thwarted that exploration.(89)

---------------------------------------

(86)  Respondent's Factum, para. 82.
(87)  Respondent's Factum, para. 93.
(88)  [2005] 1 S.C.R. 779, 2005 SCC 34.
(89)  Respondent's Factum, paras. 97-98.

65. The fundamental flaw in Minera's argument is that it ignores the timing of the events in this case. IMA used the BLEG A Data to stake the Navidad
Project on 6 December 2002. At the time, Minera was under the control of Newmont, and Newmont had decided to withdraw from Argentina entirely. Newmont had specifically rejected follow-up exploration, let alone staking, of the Sacanana silver anomalies identified by Minera in the BLEG A Data. It saw so little value in the BLEG A Data that it did not even offer it for sale.

66. Aquiline did not even learn about the EXISTENCE of the BLEG A Data until 15 December 2002. It did not agree to purchase Minera until 28 January 2003, and did not complete that purchase until 10 July 2003. The earliest hint that Minera might have "renewed its interest" in Argentine exploration in any relevant way was in May 2003, when, at Aquiline's direction, Minera first considered staking the Sacanana/Navidad Project area. This change of mind by Minera SOME SIX MONTHS AFTER IMA'S USE OF THE BLEG A DATA to stake the Navidad Project does not retroactively create the detriment to Minera that was necessary for it to have succeeded in its breach of confidence claim.

F.       MINERA  HAS  FAILED TO  JUSTIFY  THE  TRIAL  JUDGE'S  ORDER  RESPECTING
         ARGENTINA'S NATURAL RESOURCES IN LIGHT OF CONSIDERATIONS OF COMITY, ORDER AND FAIRNESS.

67. Minera concedes, by way of cross-appeal, that the trial judge may have erred in relying on the IN PERSONAM exception to the rule against jurisdiction over foreign immovables in granting a mandatory injunction and a constructive trust, which together required IMA and Inversiones to transfer a foreign immovable - I.E., the Argentine natural resources comprising the Navidad Project
- to Minera. Notwithstanding this, Minera attempts, at paragraphs 102-08 of the Respondent's Factum, to distinguish among cases that invoke the IN PERSONAM exception, and to say that this case is of a type about which this Court ought not to be concerned.

68. The distinction Minera seeks to draw is one without a difference. Whether the trial judge's order is said to recognize an equitable interest in Argentina's natural resources, or, as Minera asserts, to recognize equitable rights between the parties by way of an order respecting Argentina's natural resources, the result is the same: a British Columbia court is interfering with the sovereignty of a foreign state, and doing indirectly that which it cannot do directly.


69. In reply to paragraph 110 of the Respondent's Factum, IMA and Inversiones do NOT advocate for "arbitrary jurisdictional rules". On the contrary, they ask this Court to consider whether an arbitrary, antiquated "exception" to a sound jurisdictional rule remains legitimate in light of modern concerns about comity, order and fairness (assuming it ever was legitimate), and either to abolish that exception, or to apply it in light of those concerns. They ask this court to decide whether illegality in the foreign state - the existing hurdle to invocation of the IN PERSONAM exception - reflects, in the modern world, sufficient respect for the fundamental power of sovereign states to control land within their own borders.

---------------------------------------

70. For its part, Minera seems to be advocating for UNLIMITED jurisdiction on the part of British Columbia courts where it is "the most convenient forum" for the resolution of an international dispute.(90) This is inconsistent with the trend of private international law, which leaves questions of convenience to be considered, if at all, only AFTER it has been established that British Columbia courts have jurisdiction given the nature of the dispute.(91) The jurisdiction of British Columbia's courts in interprovincial and international disputes depends not on what is convenient for the parties, but on the constitutional requirement of a real and substantial connection, and on modern concerns about comity, order and fairness.

G. MINERA HAS NOT IDENTIFIED ANY BASIS TO JUSTIFY THE TRIAL JUDGE'S IMPOSITION OF A PROPRIETARY REMEDY.

71. Minera seeks to uphold the trial judge's award of a proprietary remedy respecting the Navidad Project, rather than damages, on the basis that it constituted an "exercise of discretion".(92) Minera seeks to justify this "exercise of discretion" primarily on the basis there were "difficulties" associated with valuing the Navidad Project.(93)

72. Minera's argument ignores the fact that damages can only rarely be assessed with certainty. "[I]f absolute certainty were required as to the precise amount of loss that the plaintiff had suffered, no damages would be recovered at all in the great number of cases".(94) This is the very reason why experts, such as Ellen Hodos, are retained to provide valuations, identifying, then grossing up and discounting for, the very sort of "uncertainties" about which Minera is concerned.(95) Minera can hardly seek to rely on those "uncertainties" to dismiss the uncontested valuation reached by its own expert in full knowledge of them.

73. Minera's argument also proceeds on the unstated assumption that an award of damages could only have been determined with reference to the value of the Navidad Project. Given that damages for breach of contract are limited to the losses that were in the reasonable contemplation of the parties as a result of a breach at the time the contract was made, and that NO loss was reasonably foreseeable by the parties as a result of IMA's use of the BLEG A Data at the time the Confidentiality Agreement was made, this assumption is erroneous. At the time the Confidentiality Agreement was made, Minera, then under Newmont's ownership and control, had no further interest in exploration or staking using the BLEG A Data, and attached little or no value to it.

---------------------------------------

(90)  Respondent's Factum, para. 110.
(91) See, E.G., the new COURT JURISDICTION AND PROCEEDINGS TRANSFER ACT, S.B.C. 2003, c. 28, which, consistent with the common law, asks, first, whether the court has territorial competence (s. 3), and, only second, whether the court should decline to exercise that competence based on considerations such as convenience (s. 11).
(92)  Respondent's Factum, para. 115.
(93)  Respondent's Factum, paras. 117-19.
(94)  Harvey McGregor,  MCGREGOR ON DAMAGES, 15th ed. (London:  Sweet & Maxwell,
      1988), at p. 214.

74. In reply to paragraphs 123-24 of the Respondent's Factum, the question of what losses were reasonably foreseeable by the parties at the time they entered into their contract is NOT to be determined in a factual vacuum, without reference to their subjective knowledge. The question is whether, armed with that SUBJECTIVE KNOWLEDGE, the parties WOULD REASONABLY have foreseen the loss in question. In that sense, the test incorporates BOTH subjective and objective elements.(96)

75. At the time of the Confidentiality Agreement's execution, Newmont, which then controlled Minera, had decided to sell Minera's sole mineral asset, to terminate Project Generation and to withdraw from Argentina. Newmont had specifically rejected not just staking, but even further exploration, in the area of the Sacanana silver anomalies. In those circumstances, it could hardly be said to have been reasonably foreseeable to the parties that IMA's use of the BLEG A Data to stake the Navidad Project in the area of the Sacanana anomalies might cause ANY loss to Minera.

76.      In  response  to  Minera's   suggestion   that  LAC  MINERALS  LTD.  V.
INTERNATIONAL CORONA RESOURCES LTD.(97) (in which a proprietary remedy was awarded) and this case are "virtually identical",(98) it should be noted that Minera has neglected to mention several critical distinguishing facts:

         (a) In LAC MINERALS, the plaintiff attached significant value to the confidential information in question; the plaintiff in this case did not;
         (b) In LAC MINERALS, the plaintiff provided the defendant with its confidential information with a view to working towards a joint venture; the plaintiff in this case did not; and
         (c) In LAC MINERALS, the defendant unlawfully used the plaintiff's confidential information to intercept a property that the plaintiff was actively pursuing; the defendant in this case did not.


                        FACTUM IN ANSWER TO CROSS-APPEAL

                           PART 1 - STATEMENT OF FACTS

77. IMA Holdings Corp. is a wholly owned subsidiary of IMA. Through a chain of further subsidiaries, it owns the Navidad Project, and nothing else.(99)

78. IMA and Inversiones otherwise rely on the facts set out in the Appellants' Factum.

---------------------------------------

(95)  Respondent's Factum, para. 118.
(96) H.G. Beale, ed., CHITTY ON CONTRACTS, 29th ed., vol. 1 (London: Sweet & Maxwell, 2004), at pp. 1149-51.
(97)  [1989] 2 S.C.R. 574 ("LAC MINERALS").
(98)  Respondent's Factum, para. 121.
(99)  Exhibit 1, Tab 518. Patterson: Transcript, Vol. 3, 448:18-449:39.

                            PART 2 - ISSUES ON APPEAL

79. If the trial judge erred in ordering IMA and Inversiones to transfer the Navidad Project to Minera, it was not open to her, and she did not err in refusing, to order IMA to transfer its shares in IMA Holdings Corp. to Minera.


                            PART 3 - ARGUMENT

80. Minera's cross-appeal arises only if this Court (1) accepts that the trial judge erred in ordering IMA and Inversiones to transfer the Argentine natural resources comprising the Navidad Project to Minera AND (2) concludes that damages are not an appropriate remedy.

81. If this Court accepts that the trial judge erred in ordering the transfer of the Navidad Project, it does so because it recognizes that the trial judge ought not, through use of the IN PERSONAM exception, to have done indirectly what she could not do directly - namely, make an order respecting a foreign immovable.

82. As Minera concedes at paragraph 129 of the Respondent's Factum, the order it seeks by this cross-appeal would have "the same effect as a transfer of the [Navidad Project]". That is because IMA Holdings Corp. is a corporate shell, the sole purpose of which is to hold the Navidad Project.

83. It follows that this cross-appeal seeks an order bearing the same defect as the trial judge's order - I.E., doing indirectly what cannot be done directly. This Court ought not to replicate that defect.


                         PART 4 - NATURE OF ORDER SOUGHT

84.      IMA and Inversiones seek an order dismissing the cross-appeal.

85.      IMA and  Inversiones  seek  their  costs  throughout.

ALL OF WHICH IS  RESPECTFULLY SUBMITTED.




                                            /s/  Leonard T. Doust, Q.C.
                                            ------------------------------------
                                                         Leonard T. Doust, Q.C.




                                            /s/   Warren B. Milman
                                            ------------------------------------
                                                               Warren B. Milman




                                            /s/   Michael A. Feder
                                            ------------------------------------
                                                               Michael A. Feder

                               LIST OF AUTHORITIES


                                                                    PARAGRAPH(S)
H.G. Beale, ed., CHITTY ON CONTRACTS, 29th ed., vol. 1
(London: Sweet & Maxwell, 2004)                                               74

CANADIAN IMPERIAL BANK OF COMMERCE V. BARLEY MOW INN INC.,
[1994] B.C.J. No. 3037 (S.C.) (QL)                                            50

CHUDY V. MERCHANT LAW GROUP, 2007 BCSC 279                                    48

LAC MINERALS LTD. V. INTERNATIONAL CORONA RESOURCES LTD.,
[1989] 2 S.C.R. 574                                                           76

Harvey McGregor, MCGREGOR ON DAMAGES, 15th ed.
(London: Sweet & Maxwell, 1988)                                               72

R. V. PALMER, [1980] 1 S.C.R. 759                                             50

ROYAL BANK OF CANADA V. STATE FARM FIRE AND CASUALTY CO.,
[2005] 1 S.C.R. 779, 2005 SCC 34                                              63